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                                                                    Exhibit 1


NEWS RELEASE

LACLEDE GAS COMPANY
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                                         720 OLIVE STREET, ST. LOUIS, MO 63101

                                         CONTACT: Richard N. Hargraves
                                                    (314) 342-0652

FOR IMMEDIATE RELEASE


LACLEDE GAS COMPANY TO APPEAL MOPSC RULING

         ST. LOUIS, MO, May 2, 2003 - Laclede Gas Company, Missouri's largest distributor of natural gas energy, said today it will seek rehearing, and if unsuccessful, appeal a Missouri Public Service Commission ruling that reverses the terms of the Price Stabilization Program approved by the Commission in 1999.
         At issue is a 3-2 Commission decision that would deny Laclede $4.9 million in proceeds under the terms of the Price Stabilization Program previously approved.
         Laclede believes the terms of the Commission's approved program clearly permit Laclede to retain its share of the benefits from its efforts under that Incentive Program during the very cold winter of 2000/2001, of which nearly $20 million in call option proceeds were used to offset the cost of gas that would have otherwise been paid by its customers.
         As part of its earlier agreement with the Commission, Laclede also voluntarily contributed another $4 million of its share of these proceeds toward funding the program in its third year - a contribution that allowed the Company to save its customers tens of millions of dollars more in gas costs during the winter of 2001/2002.


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         Laclede believes that the Commission's decision to change the terms of an approved program after the fact is neither lawful or fair, nor in the interests of utility customers who benefit from such incentive programs.

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